As Filed with the Securities and Exchange Commission on January 24, 2003.                        Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

OPEN JOINT STOCK COMPANY OIL COMPANY LUKOIL

(Exact name of issuer of deposited securities as specified in its charter)

N.A.

(Translation of issuer's name into English)

RUSSIAN FEDERATION

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

Timothy F. Keaney

The Bank of New York

101 Barclay Street, 22W

New York, N.Y. 10286

Telephone (212) 815-2129

 (Address, including zip code, and telephone number, including area code, of agent for service)

For Further Information Contact:

Timothy F. Keaney

The Bank of New York

101 Barclay Street

New York, N.Y. 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466 ximmediately upon filing

on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box.

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum Aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share evidencing four common shares of Oil Company LUKoil.	500,000,000 American Depositary Shares	$.05	$25,000,000	$2,300.00

(1)

Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to securities registered under Registration Statement Nos. 33-99106 and 333-13304 previously filed by the Registrant.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (1) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1) Name and address of Depositary	Introductory Paragraph
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt - upper right corner
(ii) The procedure for voting, if any, the deposited securities	Paragraphs (15) and (16)
(iii) The collection and distribution of dividends	Paragraphs (12), (14) and (15)
(iv) The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15) and (16)
(v) The sale or exercise of rights	Paragraph (13)
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12) and (17)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (20) and (21)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Paragraph (11)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (6) and (8)
(x) Limitation upon the liability of the Depositary	Paragraphs (13) (18) and (23)
(3) Fees and Charges	Paragraph (7)

Item 2.  Available Information

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

2(a)

Statement that Oil Company LUKoil furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and that such reports and documents can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

* (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of December 26, 1995, as amended and restated as of March 11, 1998, among Oil Company LUKoil (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5) Certification under Rule 466.

____________________________________________________________________________________

*

Incorporated by reference to Form F-6 Registration Statement No. 33-99106 filed by the Registrant with the Commission.

Item 4.  Undertakings

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of December 26, 1995, as amended and restated as of March 11, 1998, among Oil Company LUKoil, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on January 23, 2003.

By: THE BANK OF NEW YORK,

as Depositary

By:

\s\ Anthony Moro

Name: Anthony Moro

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Oil Company LUKoil has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Russian Federation on January 23, 2003.

Oil Company LUKoil

  By:

/s/ Vagit Yusufovich Alekperov

Name: Vagit Yusufovich Alekperov

Title:   President

Each of the undersigned hereby constitutes and appoints Vagit Yusufovich Alekperov and Leonid Arnoldovich Fedun his true and lawful attorneys-in-fact, each with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on January 23, 2003.

Name

Title

/s/ Vagit Yusufovich Alekperov

President

Vagit Yusufovich Alekperov

(Principal Executive Officer)

/s/ Sergei P. Kukura

First vice-president

Sergei P. Kukura

(Principal Financial Officer)

/s/ Lilia Ya. Khisyametdinova

Chief accountant

Lilia Ya. Khisyametdinova

(Principal Accounting Officer)

/s/ Valery Isakovich Graifer

Chairman of the Board of Directors

Valery Isakovich Graifer

/s/ Vagit Yusufovich Alekperov

Director

Vagit Yusufovich Alekperov

/s/ Michail Pavlovich Berezhnoi

Director

Michail Pavlovich Berezhnoi

/s/ Ravil Ulfatovih Maganov

Director

Ravil Ulfatovih Maganov

Director

Vladimir Vladimirovich Malin

Director

Yuri Mitrofanovich Medvedev

/s/ Richard Matzke

Director

Richard Matzke

Director

Mark Mobius

/s/ Oleg Emelianovich Kutafin

Director

Oleg Emelianovich Kutafin

Director

Nikolai Alexandrovich Tsvetkov

/s/ Igor Vladimirovich Sherkunov

Director

Igor Vladimirovich Sherkunov

/s/ The Bank of New York

Authorized Representative in the United States

The Bank of New York

By: Anthony Moro

Vice President

INDEX TO EXHIBITS

Exhibit Number

(4)	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)	Certification under Rule 466